Exhibit 1.

Ciudad Autónoma de Buenos Aires, March 2, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

MERCADO DE VALORES DE BUENOS AIRES

Present

Ref.: Relevant Fact – Petrobrás Argentina S.A.

Dear Sirs:

I am pleased to address you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform as a relevant fact that Petroleo Brasileiro S.A. (“Petrobras”) and the Company have agreed to a 30-day exclusivity period, that could be extended for an additional 30-day period, to continue their advanced negotiations for the acquisition of the 67,2% of the capital and voting stock of Petrobras Argentina S.A. owned by Petrobras Participaciones S.L., a wholly owned subsidiary of Petrobras.

The consummation of this transaction is subject to the successful negotiation of the terms and conditions and relevant definitive documents relating to the transaction, and the approval of such terms, conditions and documents by the pertinent corporate bodies of Petrobrás and the Company.

Sincerely,

Gerardo Carlos Paz
Responsible of Market Relations